TAO MINERALS LTD.
Officina 624 Empresserial Mal Venltura
Cra. 32#1B Sur51
Medellin, Colombia

June 2, 2008

Mr. Earl Hiller
Branch Chief
US Securities and Exchange Commission
Washington, DC 20549-7010

RE:	TAO Minerals LTD File number 0-51922
Form 10-KSB for fiscal year Ended January 31, 2007
Filed May 16, 2007

Dear Mr. Heller:

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing. We also acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in response to the filing, and that the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Commission for their comments and look forward to resolving all questions posed by the commission to insure that the quality of our financial reports and filings are of the highest standards.

(1) Risk factor page seven:

We have reviewed this statement and concluded that it was overly reaching in our attempt to give the reader a general view as to the nature of commercially viable reserve. We will remove this phrase in our amended filing.

(2) Financial Liquidity and Capital Resources page 17

We will revise these amounts in our amended filing to conform to reported amounts in the statements of operations.

(3) Disclosure Controls and Procedures, page 21

We will change our statements on internal control in our amended filing to conform to item 380(c). We respectfully request that the 10-QSB for the period ended October 31, 2006 not de amended since the 10-KSB is being amended to conform to the disclosure wording and the value of any amendment would not change the other information in the 10-QSB.

(4) Audit Opinion for the period Ended January 31, 2006 and 2007

We have spoken with our predecessor auditor and they will amend their opinion to remove their reliance on a previous auditor for the year to date and will place the caption unaudited on the cumulative column.

(5) Balance Sheet, page F-2

We will correct the summation of equity accounts in our balance sheet and in our equity statement in our amended filing.

(6) Statement of Cash Flows

We will correct the cash flow statement to provide the correct amount of cash flows used by operations in our amended filing.

(7) Acquisition of Mineral Rights

Financial Accounting Standard No. 57 (“FASB 57”) ¶ 3 states that, “Transactions involving related parties cannot be presumed to be carried out on an arms length basis, as the requisite conditions of competitive, free-market dealings may not exist.” Although prior to the transaction the seller was not a related party the essence of the transaction is at the end the seller became a related party. The seller’s consideration in the property approximated the $350,000 total cash that the company was paying in cash and therefore the amount ascribed to the stock was par value since in the company’s opinion goodwill was not a recordable amount due to a lack of a valuation or proven reserve in the property at the time of the transaction.

(8) Common stock

The description of the return of the common stock by the director does not properly reflect the transaction. The director that left granted the stock to incoming directors and did not give the stock to the Company to reissue. The Company received 12,600,000 post split shares which the company then retired to authorized and no longer issued. In essence the Company did not receive any economic benefit from this transaction and therefore no accounting for this transaction was made in the same manner that when one stockholder gives or sells stock to another individual without benefit to the Company no entries are required.

(9) Exhibits

We have corrected the certifications pursuant to item 601.

(10) General

We have changed the filing number to conform to staff’s comment.

(11) Golondrina Gold-Silver Project

We have updated the information to include Industry Guide 7 were applicable.

(12) Disclosure of information by Property

Currently we have only one property. The suggested disclosures have been made.